SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                         (Amendment No. ______________)

                                 HOLLINGER INC.
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                                (Name of Issuer)

                                  Equity Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     43556C
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                                 (CUSIP Number)

                              Michele J. Buchignani
               Canadian Imperial Bank of Commerce, Commerce Court,
                         Toronto, Canada (416) 956-6143
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1997
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             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)

                               (Page 1 of 5 pages)

CUSIP No.    43556C             13D                Page   2   of   5   Pages
          ------------                                  -----    -----

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Canadian Imperial Bank of Commerce

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                 (b)  |_|
3     SEC USE ONLY

4     SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

    NUMBER OF       7        SOLE VOTING POWER
      SHARES                      10,261,129 equity units
   BENEFICIALLY
     OWNED BY       8        SHARED VOTING POWER
       EACH                       none
    REPORTING
   PERSON WITH      9        SOLE DISPOSITIVE POWER
                                  10,261,129 equity units

                    10       SHARED DISPOSITIVE POWER
                                  none

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,261,129

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.18%

14          TYPE OF REPORTING PERSON

               BK (Foreign)

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the equity unites of Hollinger Inc. (the "Company"), which has its principal executive offices at 10 Toronto Street, Toronto, Ontario, M5C 2R7.

Item 2.  Identity and Background.

         This Statement is being filed by Canadian Imperial Bank of Commerce ("CIBC"). CIBC is the second largest bank in Canada in terms of assets and one of North America's largest financial institutions. CIBC's registered head office is located at Commerce Court, Toronto, Canada M5L 1A2.

         During the last five years, CIBC has not been convicted in any criminal proceeding and has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 10, 1997 CIBC acquired 5,531,915 equity units from Ontario Teachers' Pension Plan Board at Cdn. $13.26 per equity unit for an aggregate consideration of Cdn. $73,353,192. CIBC acquired 4,729,214 equity units on October 7, 1997 upon the conversion of $37,000,000 Floating Rate Cumulative Convertible Preference Shares Series A and $25,000,000 Floating Rate Cumulative Redeemable Convertible Perpetual Preferred Shares, Series G of Hollinger (the "Series A and Series G Preferred Shares") into equity units on the basis of Cdn. $13.11 per equity unit.

Item 4.  Purpose of Transaction.

         The securities of the Company to which this Statement relates are held by CIBC as an investment. Except as otherwise set forth in this Statement, CIBC does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the deposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on such board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         Subject to applicable law, CIBC may sell some or all of the equity units which may be owned by CIBC from time to time, depending on its evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to CIBC, general economic conditions, money and stock market conditions and other future developments.

Item 5.   Interest in Securities of the Issuer.

         Under Rule 13d-3, CIBC beneficially owns 10,261,129 equity units representing 15.18% of the equity units on an undiluted basis.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, CIBC does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         None.




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                                                           Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

                                                15 October 1997
                                                --------------------------------
                                                (Date)



                                                CANADIAN IMPERIAL BANK OF
                                                  COMMERCE


                                                By:/s/ Michele J. Buchignani
                                                   -----------------------------
                                                   Michele J. Buchignani
                                                   General Manager